UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12142

Petróleos de Venezuela, S.A.
(Exact name of registrant as specified in its charter)

Avenida Libertador,

La Campiña, Apdo. 169,

Caracas 1010-A, Venezuela

011-58-212-708-4111

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Notes[1]	CUSIP/ISIN No.

9.375% Notes Due 2007	693300AP0 / US693300AP00
G6954PAJ9 / USG6954PAJ96

6.800% Notes Due 2008	693300AF2 / US693300AF28
693300AC9 / US693300AC96
G6954PAC4 / USG6954PAC44

9.750% Notes Due 2010	693300AR6 / US693300AR65
G6954PAK6 / USG6954PAK69

8.500% Notes Due 2012	693300AU9 / US693300AU94

7.400% Notes Due 2016	693300AJ4 / US693300AJ40

9.950% Notes Due 2020	693300AT2 / US693300AT22
693300AS4 / US693300AS49

7.500% Notes Due 2028	693300AK1 / US693300AK13

(Title of each class of securities covered by this Form)

1 The notes listed above were issued by PDVSA Finance Ltd., a wholly owned subsidiary of Petróleos de Venezuela, S.A., and redeemed on April 11, 2006.

________________None_____________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: _None_

Pursuant to the requirements of the Securities Exchange Act of 1934, Petróleos de Venezuela, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 24, 2006	By:	/s/ Antonio Simancas Cardozo
Antonio Simancas Cardozo
Principal Director